United States securities and exchange commission logo





                            April 7, 2021

       Kevin    Duke    Pitts
       President
       Healthy Extracts Inc.
       6445 South Tenaya Way, Suite B110
       Las Vegas, NV 89113

                                                        Re: Healthy Extracts
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 11,
2021
                                                            File No. 024-11481

       Dear Mr. Pitts:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A

       Cover Page

   1. Please disclose that your common stock is traded on the OTCQB and disclose the trading symbol.
       Summary
       Overview, page 1

   2. Please disclose that the acquisition of Ultimate Brain Nutrients, LLC ("UBN") was an affiliated transaction
and explain why. In this regard, we note that six out of the seven members of UBN,
including Jay Decker, were also members of BergaMet. In addition, disclose the UBN
acquisition under    Certain Relationships and Related Transactions, and
                                                        Director Independence.

 Kevin    Duke    Pitts
FirstName   LastNameKevin    Duke    Pitts
Healthy Extracts  Inc.
Comapany
April       NameHealthy Extracts Inc.
       7, 2021
April 27, 2021 Page 2
Page
FirstName LastName
Corporate Information, page 3

3. Please disclose that you have a reporting obligation with the SEC under the Exchange Act and, if true, that you intend to meet your Regulation A reporting obligations through the filing of your reports under the Exchange Act.
Risk Factors, page 4

4. Please provide risk factors that discuss the material risks related to your specific business operations and products, including regulatory risks.
Plan of Distribution, page 15

5.       Please file the subscription agreement as an exhibit.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

6. Please remove your disclosure that your forward-looking statements are within the meaning of the Section 27A of the Securities Act and Section 21E of the Exchange Act as
         these provisions do not apply to forward-looking statements made by issuers of penny stocks.
7. Please disclose that BergaMet generated all of your revenues in 2020. Results of Operations for the Years Ended December 31, 2020 and 2019
Cost of Revenue, page 21

8. Explain and disclose in greater detail why your cost of revenue significantly exceeds revenue for the year ended December 31, 2020. In this regard, your statement that cost of revenue exceeded revenue because you built up your inventory of bergamot product is unclear. That is, as noted in your disclosure on page F-8, cost of goods sold is recognized when control of the promised goods is transferred to your clients. Please advise.
Business, page 25

9. Note 11 to the financial statements indicates that UPN did not generate any revenues for the company in 2020. Please clarify that UPN has no employees and that its products consist of a portfolio of six patents, two of which are issued and four of which are pending. Disclose that UPN has not generated any revenues and that you intend to generate revenues through licensing the patents. Discuss how UPN will develop[ ]
         unique, plant-based superior health technology neuro-products that improve brain health outside of its current patent portfolio.
10. You disclose on page 26 that BergaMet, LLC holds the rights to distribute BergaMet products in the United States and Mexico. Please disclose who holds the intellectual or other rights to the BergaMet products. File the distribution agreement as an exhibit.
 Kevin    Duke    Pitts
Healthy Extracts Inc.
April 7, 2021
Page 3
Directors, Executive Officers and Corporate Governance, page 31

11.      The employment agreement for Mr. Kevin    Duke    Pitts indicates that
he will devote 25
         hours per week to the company. If Mr. Pitts works less than full time for the company, please disclose how much time he devotes to the company.
Certain Relationships and Related Transactions, and Director Independence, page
36

12. Please discuss all related transactions with Jay Decker, as appropriate, including his purchases and conversions of securities.
Consolidated Statement of Operations, page F-3

13. Please revise your statement of operations to show Impairment of Assets as an Operating expense.
Consolidated Statement of Cash Flows, page F-4

14. Please explain how you determined to present a cash inflow of $1,757,310 related to the purchase of BergaMet in 2019 and a cash outflow of $417,839 related to the purchase of
         UBN in 2020. In this regard, we note your disclosures in Note 9 on page F-15 that you acquired each of these entities through a share exchange agreement and that you acquired cash of $437,826 related to the BergaMet acquisition and negative cash related to the
         UBN acquisition. Your amounts should be cash paid in acquisitions, net of cash received.
         Please advise or revise accordingly. Refer to ASC 230-10-50-4 and 50-5.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-6

15. Please provide footnote disclosures pursuant to ASC 350-30-50 related to your
         Patents/Trademarks.
Inventory, page F-7

16. Please tell us and disclose where your inventory write-off for 2019 and 2020 is presented in your statement of operations.
Revenue Recognition, page F-8

17. We note your disclosure on page 26 that BergaMet sells its bergamot products in capsule form on its website and on distribution sites such as Amazon. Expand your revenue
FirstName LastNameKevin    Duke    Pitts
       recognition policy to explain how you recognize revenue under each of these channels,
Comapany    NameHealthy
       including who you Extracts Inc. as your customer under ASC 606-10 when you sell have identified
April 7,through distribution
          2021 Page  3       sites.
FirstName LastName
 Kevin    Duke    Pitts
FirstName   LastNameKevin    Duke    Pitts
Healthy Extracts  Inc.
Comapany
April       NameHealthy Extracts Inc.
       7, 2021
April 47, 2021 Page 4
Page
FirstName LastName
Note 3 - Going Concern, page F-11

18. Please revise to include a statement that there is substantial doubt about your ability to continue as a going concern. Refer to ASC 205-40-50-13.
Note 11 - Business Segment Information, page F-17

19. It appears that you have not assigned your goodwill balance to a reportable segment, but rather present it as Corporate. Please advise. Please note goodwill should be assigned to a reportable segment. Refer to ASC 350-20-50.
Note 12 - Subsequent Events, page F-18

20. Please revise your disclosure to state the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1. Please ensure all material subsequent events are disclosed. For example, we note the Securities Purchase
         Agreements and issued warrants in the Form 8-K dated February 12, 2021.
Exhibits

21. We note that you did not file an auditor consent with this Form 1-A. Please note that a consent of the independent accountants needs to be included. Refer to paragraph 11(a)(i)
         of Item 17 in Part III of the General Instructions of Form 1-A. We will defer our review unless the next amendment contains an auditor consent.
General

22. In Part I, Item 6 of Form 1-A, you indicate there were no unregistered securities issued or sold within one year. Your periodic and current reports indicate otherwise. Please provide the disclosure required by this item.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Kevin    Duke    Pitts
Healthy Extracts Inc.
April 7, 2021
Page 5

        You may contact Ryan Rohn, Staff Accountant, at 202-551-3739 or Stephen Krikorian,
Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at
202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameKevin    Duke    Pitts
                                                          Division of
Corporation Finance
Comapany NameHealthy Extracts Inc.
                                                          Office of Technology
April 7, 2021 Page 5
cc:       Brian A. Lebrecht, Esq.
FirstName LastName